UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission (the “Commission”) that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Investment Act”), pursuant to the provisions of section 54(c) of the Investment Act and, in connection with such notification of withdrawal of election, submits the following information:

Name:                                                                      COMCAM, INC.

Address of Principal Business Office:                         1140 McDermott Drive, Suite 200

                                                                                 West Chester, Pennsylvania 19380

Telephone Number:                                                   (610) 436-8089

 File Number under the Securities                               814-00695

Exchange Act of 1934, as amended:

Name and Address of Agent for                                  The Company Corporation

Service and Process:                                                    1313 North Market Street

                                                                                    New Castle County

                                                                                   Wilmington, Delaware 19801-1151

ComCam, Inc. (the “Corporation”) is withdrawing its election under Section 54(a) of the Investment Act of the following basis:

On October 16, 2006, the Corporation received correspondence from the Commission that cited several areas of non-compliance with the regulations that govern a business development company (“BDC”). The possibility of these and other areas of non-compliance called into question whether the Corporation would be able to properly comply with the Investment Act. The Corporation detailed areas of non-compliance in a Form 8-K filed with the Commission on December 15, 2006.

In consideration of the Investment Act compliance concerns, and the planned future operations of the Corporation, the board of directors evaluated and discussed the feasibility of the Corporation’s continuing as a BDC. The board of directors believes that the regulatory regime governing BDCs is not appropriate for the Corporation and could hinder its future growth. In addition, given the Commission’s view on non-compliance issues associated with the Investment Act, the Corporation is concerned that, even if it were to attempt full compliance, it still might not be able to satisfy the Commission that the Corporation was in full compliance with the Investment Act. Management is of the opinion that the Corporation is otherwise in compliance with the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Given the size of the Corporation’s existing portfolio investment, and the non-diversified nature of the Corporation’s portfolio, the board of directors believes that the Corporation will not be required to be regulated under the Investment Act on withdrawing its BDC election.

On December 12, 2006, the Corporation’s board of directors voted unanimously to withdraw the Corporation’s election to be treated as a BDC pursuant to Section 54 of the Investment Act. Pursuant to the provisions of the Investment Act, on December 28, 2006, the holders of a majority of the outstanding shares of the Corporation’s common stock approved the proposal to withdraw the Corporation’s election to be treated as a BDC effective immediately, upon receipt by the Commission of this notification of withdrawal of election, so that the Corporation may properly conduct business as an operating company rather than as a BDC subject to the Investment Act.

Pursuant to the requirements of the Investment Act, the undersigned has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Investment Act to be duly signed on the Corporation’s behalf in West Chester, Pennsylvania on this 8th day of March 2007.

                                                                                      /s/ Don Gilbreath

                                                                                      ComCam, Inc

                                                                                      By: Don Gilbreath

                                                                                      Its: Chief Executive Officer